Hogan Lovells US LLP 1735 Market Street, Floor 23 Philadelphia, PA 19103 T +1 267 675 4600 F +1 267 675 4601 www.hoganlovells.com

April 16, 2025

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Christine Torney
        Daniel Gordon
        Joe McCann

Re:     Salarius Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed January 21, 2025
File No. 333-284368

Dear Ms. Torney, Mr. Gordon and Mr. McCann:

On behalf of Salarius Pharmaceuticals, Inc. (the “Company”), this letter is in response to your letter dated February 18, 2025, to the Company, relating to the Company’s Registration Statement on Form S-1 (File No. 333-284368) (“Form S-1”), filed with the Securities and Exchange Commission (the “Commission”) on January 21, 2025. The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The headings and numbered paragraphs of this letter correspond to the heading and paragraph numbers contained in the comment letter and, to facilitate your review, we have reproduced the text of the comments in italics below.
Registration Statement on Form S-1 filed January 21, 2025
Cover page
1.Please revise here and in the Summary to clarify the timing of this offering relative to the planned closing of the Merger with Decoy Therapeutics, Inc. Discuss, as applicable, any contingencies between this offering and the Merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 8 and 10 of Amendment No 1 to clarify the timing of the offering relative to the planned closing of the Merger with Decoy Therapeutics, Inc. (“Decoy”), and to disclose any contingencies between the offering and the Merger.

Description of the Merger with Decoy, page 8
2.Discuss whether Nasdaq will require a new listing application and, as applicable, whether this offering and/or the closing of the Merger is contingent on Nasdaq’s approval of such application.
Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 8 and 10 of Amendment No. 1 to disclose Nasdaq’s requirements in connection with Merger and the Company's plans for filing an initial listing application with Nasdaq following the consummation of the offering and the Merger but prior to seeking the Company’s stockholder approval for the issuance of 20% or more of the Company’s pre-transaction shares. The Company must complete the Nasdaq initial listing process prior to the conversion of the preferred shares issued at the closing of the Merger into shares of common stock of Salarius.

Risk Factors, page 25
3.Please disclose which of Salarius' product candidates have received a Fast Track Designation from the FDA as stated on page 37.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 39 and 71 of Amendment No. 1 to identify which of Salarius’ product candidates have received a Fast Track Designation from the FDA.

Use of Proceeds, page 62
4.Please revise to disclose the planned use of proceeds in the event that the executed Merger Agreement with Decoy closes. With reference to the pipeline table on page 80, disclose the planned allocation for each program candidate and the preclinical work and/or clinical trials that each allocation is intended to fund. Also, revise to disclose the planned allocations in the event that the Merger does not close and Salarius remains a stand-alone business.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 of Amendment No. 1 to disclose the planned use of proceeds in the event that the executed Merger Agreement with Decoy closes, including the planned allocation for each program candidate and the preliminary work and/or clinical trials that each allocation is intended to fund. The Company has also revised the disclose on page 63 of Amendment No. 1 to note that the consummation of the financing is conditioned on the Merger Closing occurring concurrently with the closing of the financing, and therefore there will be no proceeds from the financing in the scenario in which the Merger Closing does not occur.

Salarius’ Business, page 69
5.Please revise to disclose the nature of the grade 4 adverse events which resulted in the Phase I trial for SP-2577 being placed on clinical hold.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 43, 71 and 83 of Amendment No. 1 to disclose the nature of the grade 4 adverse event which resulted in the Phase I trial for SP-2577 being placed on clinical hold.

Decoy’s Drug Development Programs, page 80
6.With reference to your disclosure on page 117, please revise the pipeline table to depict all three clinical phases.
Response: In response to the Staff’s comment, the Company has revised the pipeline table on page 82 of Amendment No. 1 to depict all three clinical phases.

Key Relationships & Licenses, page 113
7.With reference to the disclosures on page 93, please revise to disclose the material terms of the grants from the Bill & Melinda Gates Foundation and the Blue Knight Program. Please also file these agreements as exhibits to the registration statement or advise.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 86 of Amendment No. 1 to disclose the material terms of the grants from the Gates Foundation (formerly known as the Bill & Melinda Gates Foundation) and the Blue Knight Program. The Company has also filed copies of these agreements as Exhibits 10.26 to 10.31 to Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Salarius, page 133
8.We note your reference to "transactions contemplated by the Merger Agreement" in this section. Please revise to identify these transactions or advise.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the reference to “transactions contemplated by the Merger Agreement” was referring to the consummation of the Company's business combination transaction with Decoy and the combined company’s ongoing clinical development plans. The Company also respectfully advises the Staff that the Company updated the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Salarius” beginning on page 136 of Amendment No. 1 to reflect the Company’s financial results for the fiscal year ended December 31, 2024.

Material U.S. Federal Income Tax Consequences, page 179
9.With reference to comment 1 above, please revise to discuss the material tax consequences to investors in the offering in the event that the Merger with Decoy closes.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 184 of Amendment No. 1 to note that there will be no material U.S. federal income tax consequences to the Company’s securityholders as a result of the Merger with Decoy.

Unaudited Pro Forma Consolidated Combined Financial Information, page 190
10.Please explain why the Company is using the words assumed and agreed to fair value for Salarius Pharmaceuticals, Inc. when it is a public company with a published market value. If the assumed and/or agreed to value is in fact market value, please revise your filing accordingly. Additionally, explain how you determined the fair value for Decoy Therapeutics Inc. as we noted you used the same language, assumed and agreed to fair value.
Response:

The Company respectfully advises the Staff that the Company referred to the Company’s “assumed value” on page 190 of the Form S-1 because the original Merger Agreement contemplated that the Company’s and Decoy’s respective base values would be subject to adjustment based on the balance sheet cash available to each of the Company and Decoy at closing of the Merger. On March 28, 2025, the Company and Decoy entered into Amendment No.1 to the Merger Agreement (the “Merger Agreement Amendment”), pursuant to which the parties agreed to eliminate this adjustment mechanism. Accordingly, the relative ownership percentages of the combined company is effectively fixed, with Company legacy stockholders retaining 14.1% and Decoy’s legacy stockholders retaining 85.9% of the combined company following the completion of the Merger, in each case calculated on a fully-diluted basis, and before taking into account the dilutive effects of this offering and any issuance of shares pursuant to financings after January 10, 2025, the date of entry into the original Merger Agreement. The Company has updated the Unaudited Pro Forma information beginning on page 191 of Amendment 1 to reflect the effect of the Merger Agreement Amendment.

In respect to the Staff’s comment, the Company respectfully advises the Staff that the terms of the Merger Agreement are the result of arm’s-length negotiations between the management team of the Company and the management team of Decoy, along with their respective advisors, and under the direction of each company’s board of directors. The parties agreed to a value of $4.6 million for Salarius (assuming Salarius delivers $0 of net cash at closing) based on a $3.1 million proposed valuation of the Company’s public company listing (based on the Company's then-current market capitalization, which was approximately $2.1 million as of October 11, 2024, the date the term sheet between the Company and Decoy was entered into) and $1.5 million for certain of the Company’s clinical assets. The Company has revised the disclosure on pages 191 and 196 of Amendment No. 1 to clarify the basis upon which the parties agreed to a $4.6 million valuation for Salarius.

With respect to Decoy’s valuation, the Company also respectfully advises the Staff that the parties agreed to a value of $28.0 million for Decoy. The parties agreed to the valuation based on, among other things, an implied valuation of Decoy in connection with the issuance of previously issued convertible notes issued by Decoy in 2022 (which had assigned the Company an implied value of $25 million), Decoy’s ongoing scientific and technical achievements over the ensuing years following the issuance of such convertible notes, and publicly available information regarding the value of certain of Decoy’s competitors.

11.We note language that the pro forma adjustments are preliminary and are not finalized. As these amounts are preliminary, we will further examine the Unaudited Pro Forma information and adjustments in a subsequent submission. In a subsequent amendment, please ensure that the narrative information within the Notes to the Unaudited Pro Forma Consolidated Combined Financial Information is consistent between the notes, and can be clearly calculated to equal the quantitative values on the Unaudited Pro Forma Consolidated Combined Balance Sheet and Statement of Operations.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has added updated Unaudited Pro Forma information beginning on page 191 of Amendment No. 1.

Salarius respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (267) 675-4642. We thank you in advance for your attention to the above.

Sincerely,

/s/ Stephen M. Nicolai
Stephen M. Nicolai

cc:     Mark Rosenblum Chief Financial Officer, Salarius Pharmaceuticals, Inc.